HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

April 21, 2011

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Erin Wilson
Division of Corporation Finance

Dear Sirs:

Re:	HIP Energy Corporation (the "Company")
March 14, 2011 Supplemental Response
Form 20-F Filed: April 5, 2010
Form 20-F Filed: April 23, 2010
(collectively, the “Form 20-F”)
File No. 000-30972

Further to our correspondence with staff at the Division of Corporate Finance yesterday, we hereby request an extension of the time to respond to the Securities and Exchange Commission’s comment letter dated March 30, 2011 (the “Comment Letter”) relating to the Company’s Form 20-F filing.  The Company’s management was unavailable during the past few weeks and is working on a response to the Comment Letter. We would like to request an extension to April 29, 2011 to file a response to the Comment Letter.  The Company expects to file a response to all outstanding SEC comments relating to its 20-F by such date.

Should you have any questions, please do not hesitate to contact the writer directly.

Sincerely yours,

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President